November 30, 2018

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Jay Williamson

Re:	Blackstone / GSO Secured Lending Fund
Amended Registration Statement on Form 10, File No. 000-55974

Ladies and Gentlemen:

On behalf of Blackstone / GSO Secured Lending Fund (the “Fund”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 23, 2018 and October 24, 2018, relating to (1) the above-referenced registration statement of the Fund (the “Amended Registration Statement”) filed with the Commission on October 1, 2018, pursuant to the Securities Exchange Act of 1934, as amended, through the Commission’s electronic data gathering, analysis and retrieval system and (2) the Fund’s response letter dated October 1, 2018 (the “First Response Letter”), which responded to comments made by the Staff in a letter dated August 31, 2018 in connection with the registration statement of the Fund on Form 10 filed with Commission on August 2, 2018.

For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Amended Registration Statement.

Warehouse Transactions

1. For each Warehouse Transaction referenced in your response to comment 2 of the First Response Letter, please provide a timeline of the following dates:

•	The date on which the Fund was incorporated;

March 26, 2018.

•	The date on which negotiations began;

Approximately the first week of August 2018 for the Syndicated Warehouse; approximately the end of May 2018 for the Middle Market Warehouse.

•	The date on which the Warehouse Transaction was signed and agreed to;

August 21, 2018 for the Syndicated Warehouse; September 10, 2018 for the Middle Market Warehouse.

•	The date on which the Fund registered as a BDC under the Investment Company Act of 1940 Act, as amended (the “1940 Act”); and

October 26, 2018.

•	The date on which the Fund is required or has the option to make purchases under the Warehouse Transaction.

For the Middle Market Warehouse, the Fund has the option to purchase assets from the warehouse when it chooses (so long as before September 10, 2019) and, subject to a fundraising contingency, all qualifying assets must be purchased by September 10, 2019 (as may be extended if agreed by the warehouse provider or accelerated in the case of an event of default).

For the Syndicated Warehouse, the Fund or its affiliate has a conditional obligation to execute a takeout within four months of the date on which the Fund raises equity capital of at least $200,000,000 (which has to be within six months of August 21, 2018).

In addition, please tell us who negotiated and approved the Warehouse Transactions on behalf of the Fund and what their relationship was or is to the Fund. Please confirm whether the Warehouse Transactions were approved by a 1940 Act-compliant board and/or process.

The Warehouse Transactions were negotiated by the Fund’s Adviser on behalf of the Fund. The Warehouse Transactions were unanimously approved by the Fund’s board of directors, which include (and included at the time of approval) a majority of directors that are not interested persons as would be required by Section 56(a) of the 1940 Act.

2. We note that portions of your response to comment 2 of the First Response Letter hinge upon whether the fundraising contingency is met. Under certain circumstances, you may need to evaluate your disclosure obligation based on the probability of the occurrence and not simply whether the event has occurred. Please acknowledge and, if warranted, revise your existing and future disclosures.

The Fund acknowledges the comment and will update future disclosures as warranted.

3. With respect to the Forward Purchase Agreement with Warehouse Investment Limited filed as Exhibit 10.6 to the Amended Registration Statement, please:

•	Advise whether every asset purchased by Warehouse Investment Limited that the Fund agrees is a qualifying asset must be presented by Warehouse Investment Limited to the Fund for purchase;

Confirmed. The Fund must be presented with, and in fact has the obligation, subject to a fundraising contingency, to purchase (prior to September 10, 2019 under the Forward Purchase Agreement), all qualifying assets held by Warehouse Investment Limited.

•	Tell us who the “Facility Provider” referenced in Section 2.1 is and any obligation you owe to them under the agreement or otherwise; and

The Facility Provider is Warehousing Investment Limited, the same entity that is the Seller under the Forward Purchase Agreement.

•	Tell us more about the “broken deal” expenses referenced in Section 3.4, including how and when they would be reflected in NAV.

Section 3.4 provides that the Fund may, at its option, request the Seller under the Forward Purchase Agreement to sell a qualifying asset (i.e., an asset the Fund is obligated, subject to a fundraising contingency, to purchase under the Forward Purchase Agreement) to parties other than the Fund. If the Fund gives such a direction, the Fund agrees to pay the difference between the price the Fund would have had to pay to purchase such asset from the Seller under the Forward Purchase Agreement and the price the Seller actually obtains in the sale to another party, which under Section 3.4 is referred to as a “broken deal” expense. Any broken deal expense would be reflected as a reduction in the Fund’s NAV when such expense is paid to the extent the expense was greater than the liability, if any, for any difference in the market value of the applicable asset and the forward purchase price already reflected in the Fund’s NAV.

4. With respect to the Purchase and Sale Agreement with Sente Master Fund, L.P. filed as Exhibit 10.7 to the Amended Registration Statement, please:

•

Explain how your characterization of the agreement in your response to comment 2 of the First Response Letter is accurate when Section 1(a) of the agreement requires the Fund to execute a “GSO Takeout” or arrange for another entity to do so; and,

The previous characterization of the Purchase and Sale Agreement in response to comment 2 of the First Response Letter is consistent with Section 1(a) of the agreement, which conditionally requires the Fund to execute or arrange the execution of a GSO Takeout in the form of a purchase of the equity interests of the warehouse entity from a third party. Section 1(a) defines “GSO Takeout” by reference to the “Credit Agreement,” which defines “GSO Takeout” to include, in addition to such purchase of equity interests, a sale of all of the portfolio assets by the warehouse adviser, a refinancing or a refinancing through a CLO transaction. Importantly, a GSO takeout event does not require the Fund to be the entity that effects a GSO Takeout. Rather the entity effecting a GSO Takeout can be the Fund or another GSO entity.

•

With respect to the Fund’s assumption of Sente Master Fund, L.P.’s obligations under each of the “Credit Agreement” and the “Preference Share Subscription Agreement,” briefly explain what these obligations are and how they would be reflected in disclosure, when applicable.

Sente Master Fund, L.P. (“Sente”) has entered into a credit agreement, the salient terms of which are described on page 20 of the Amended Registration Statement. If the Fund were to acquire the Sente warehouse vehicle and such credit facility were to remain outstanding, it would become an obligation of the Fund’s subsidiary and would be consolidated into the Fund’s financial statements (along with the assets of the warehouse vehicle).

Sente is the preferred investor. The preferred investor has the obligation to subscribe for the preference shares of the warehouse vehicle (Macomb Park) by making capital contributions. Such capital contributions can be used for the warehouse vehicle to acquire assets, pay down the warehouse lenders or cure certain overcollateralization breaches.

5. Please disclose additional accounting information relating to the Warehouse Transactions. Will these be accounted for as derivatives pursuant to FASB Accounting Standards Codification Topic 815, particularly for the Syndicated Warehouse, where you note on page 20 of the Amended Registration Statement there are 64 loans currently held? Will this asset be accounted for as an equity interest in a CLO or will your financial statements reflect the underlying loans as assets?

The Fund’s right under the Syndicated Warehouse would meet the definition of a derivative under ASC 815. Upon the exercise of the right to acquire the equity interest, which the Fund currently intends to exercise prior to December 31, 2018, the Fund will consolidate the Syndicated Warehouse and include the underlying loans as assets in its consolidated financial statements.

With respect to the Middle Market Warehouse, the Fund has a forward purchase obligation on the underlying securities. However, since the Forward Purchase Agreement requires physical settlement and the underlying securities are not readily convertible to cash, the forward purchase obligation does not meet the definition of a derivative under ASC 815. The Fund will record the forward purchase obligation at fair value as the difference between (1) the current purchase price the Fund would be obligated to pay to purchase each asset under the Forward Purchase Agreement and (2) the current market value of each such asset within assets or liabilities on the Fund’s Statement of Net Assets, depending on the mark-to-market position on any given measurement date.

6. Will the Warehouse Transaction vehicles be consolidated?

If the equity of the Syndicated Loan Warehouse vehicle is acquired by the Fund it will be consolidated. The Fund will not acquire the Middle Market Warehouse vehicle, but will acquire the assets from that vehicle, which assets will be included in the Fund’s financial statements.

7. Is the Fund subject to recourse from the credit facility used by the Syndicated Warehouse?

No. The credit facility is only recourse to the Syndicated Warehouse vehicle.

Item 1 Business (page 2)

8. We note your response to comment 5 of the First Response Letter and request additional clarification. As you know, one of the policy concerns expressed in the 1940 Act relates to the potential to use one fund’s assets to prop up the assets or positions of another fund. This concern is expressed in Sections 1, 17 and 57 of the 1940 Act, as well as our standard co-investment orders. Please provide further clarification of how the types of transactions proposed in your response are consistent with these items.

The Fund acknowledges the Staff’s concern, but respectfully submits that the transactions described in comment 5 of the First Response Letter would be consistent with the requirements of the 1940 Act. The Fund understands that principal and joint transactions involving an investment company or business development company and its affiliates are generally prohibited, with limited exceptions. In the scenario contemplated in the referenced disclosure, two separate transactions are being conducted (a repayment transaction and a new loan transaction), both transactions are conducted with a third party and neither transaction results in a joint or principal transaction between the Fund and any of its affiliates. In other circumstances, such as where an affiliate of the Fund controls the third party, transactions of this sort may involve a joint or principal transaction, in which case the Fund and/or its affiliates would not be permitted to participate in the transaction, which is why the relevant disclosure is qualified by “[s]ubject to the limitations of the 1940 Act.”

9. We note your response to comment 11 of the First Response Letter and request further information. With respect to your response, it appears you only use quarter-end valuations unless there is information suggesting the valuation of an asset has changed due to a material event. It appears to us that portfolio NAV is a composite and a number of small valuation changes in individual investments may be material to NAV as a whole, even when no individual material event has occurred at an investment. Please clarify how your valuation policy addresses this or otherwise explain.

The Fund acknowledges the Staff’s concern. As noted in the Fund’s disclosure (e.g., “As required by the 1940 Act, a significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith by our Board of Trustees and, as a result, there is and will be uncertainty as to the value of our portfolio investments”), the fair valuation of illiquid securities is subject to significant uncertainties. The Fund’s policy with respect to illiquid assets is to update a quarterly valuation for any material events and the Fund would do so even if the material event had a relatively small impact on the valuation of the applicable investment. In the absence of a material market event or material information about the issuer of the security, the Fund will not have any basis on which to update the valuation of the security. Access to new immaterial information about the investment would not provide a clear basis on which to update a fair valuation. However, the Fund recognizes that significant macroeconomic or industry-wide market events since the prior quarter could have an impact on the value of many of the Fund’s securities, which could result in material change in the Fund’s NAV (even if the valuation of individual securities does not change materially). The Fund confirms that it will consider such events when determining the Fund’s NAV.

10. We note your response to comment 16 of the First Response Letter. Your disclosure references “any or all” of your assets while your response appears to be limited to assets pledged as collateral. Please clarify, as appropriate.

The Fund confirms that the analysis described in its response to comment 16 of the First Response Letter applies equally to unsecured borrowings and that the reference to ‘pledged’ assets was incidental. Unsecured borrowers can also seek judgments to enforce their rights by means that include compelling the liquidation of the defaulting borrower’s assets.

Please call Benjamin Wells (212-455-2516) or me (202-636-5543) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Rajib Chanda